March 16, 2006
Stephen Krikorian
Accounting Branch Chief
Office of Computers and On Line Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 001-10147
Dear Mr. Krikorian,
Pursuant to our conference call with the Staff on February 24, 2006, the company has prepared a memorandum illustrating the company’s proposed revenue recognition policy under SAB Topic 13. This memorandum also includes analysis of a sample transaction, the estimated impact on the company’s financial statements and a draft of the company’s proposed revenue recognition policy footnote.
Please contact our counsel, John Huber of Latham & Watkins LLP at (202) 637-2242 regarding any additional questions or comments regarding our responses.
Sincerely,

/s/ Gregory T. Geswein
Gregory T. Geswein
Senior Vice President and Chief Financial Officer

Division of Corporation Finance
Craig C. Olinger, Deputy Chief Accountant
Craig Wilson, Senior Assistant Chief Accountant
Sondra Stokes, Associate Chief Accountant
Thomas Ferraro, Senior Staff Accountant

Christopher J. White, Staff Accountant
Office of the Chief Accountant
Gerald A. Lopez, Associate Chief Accountant
Pamela R. Schlosser, Professional Accounting Fellow
Jeffrey S. Kessman, Assistant Chief Accountant
Latham & Watkins, LLP
John Huber, Esq.

The Reynolds and Reynolds Company
One Reynolds Way
Dayton, OH 45430
File No. 001-10147
Memorandum on Revenue Recognition Policy
Regarding Multiple Element Arrangements

1. INTRODUCTION	Page 4

2. OVERVIEW	Page 4

3. SUMMARY OF CONCLUSIONS	Page 6

4. SAMPLE TRANSACTION	Page 7

5. APPROPRIATE ACCOUNTING GUIDANCE APPLICABLE TO EACH ELEMENT OR DELIVERABLE	Page 8

6. DETERMINING SEPARATE UNITS OF ACCOUNTING FOR TRANSACTIONS THAT INCLUDE A LEASE ELEMENT	Page 11

7. ALLOCATION OF ARRANGEMENT CONSIDERATION TO SEPARATE UNITS OF ACCOUNTING FOR ARRANGEMENTS SUBJECT TO LEASES	Page 18

8. REVENUE RECOGNITION FOR MULTIPLE ELEMENT ARRANGEMENTS SUBJECT TO LEASES	Page 23

9. ANALYSIS OF CASH SALES TRANSACTIONS	Page 32

10. COMPARISON TO EXISTING REVENUE RECOGNITION POLICY	Page 34

11. OVERALL IMPACT	Page 35

12. REVENUE RECOGNITION POLICY FLOWCHARTS	Page 40

13. PROPOSED REVENUE RECOGNITION POLICY FOOTNOTE DISCLOSURE	Page 43

1. INTRODUCTION
This memorandum describes the revenue recognition policy that the company believes should be applied to its multiple element arrangements. It includes an overview of the company’s business, provides details of a sample transaction and an analysis of revenue recognition for each of the units of accounting included in a typical multiple element transaction. The analysis includes the determination of fair value for each of the elements in the transaction1. The analysis also incorporates the pertinent sections of SOP 97-2 (as amended), SFAS 13, SAB Topic 13, FTB 90-1, EITF 00-21, EITF 01-08 and EITF 03-5. At the end of the memorandum the company discusses the differences between this analysis and the company’s existing revenue recognition policy. Attached are diagrams illustrating the company’s existing revenue recognition policy on page 40 and its proposed revenue recognition policy on pages 41 and 42. In addition, the company has included its proposed revenue recognition policy footnote to be included in its periodic reports filed with the SEC on page 43.
2. OVERVIEW
The company’s primary business is providing integrated software solutions and services to automobile dealers. The company has provided products and services to automobile dealerships since 1927. The company’s principle software solution is its ERA® dealer management system, which was first sold in 1987. This established software application, which was developed by the company, is used by approximately 10,000 automotive dealerships, or 40% of the automobile dealerships in North America, to operate the sales, service, parts and administrative areas of their dealerships. This software application is typically licensed to customers through a perpetual license arrangement.
The company also provides its customers with hardware, hardware installation services, software training services, software support and hardware maintenance. The company resells generic computer hardware, such as servers, personal computers and printers, manufactured by third party vendors. The company’s software solutions consist of application software solutions, not operating systems. As such, the company’s software is not essential to the functionality of the hardware. The company does not provide hardware installation services or software training services to customers that do not buy the company’s solutions. Services, including hardware installation, software training, hardware maintenance (“Hardware Maintenance”) and software support (“Software Support”) are delivered primarily by company employees.
The company’s Hardware Maintenance and Software Support services are optional services offered to customers. Recurring Maintenance Services, consisting of Software Support and Hardware Maintenance (collectively the “Recurring Maintenance Services”), commence after performance of the software training services when implementation of the entire system has been completed, approximately 90-120 days after delivery for a full ERA dealer management system.

[1]	In its discussion of fair value for Recurring Maintenance Services, the memorandum presents statistics about customer sales prices, as a percentage of list prices, which is sensitive information to the company and could result in competitive harm to the company, if it were to be publicly disclosed. As a result, the company will submit a confidential treatment request for the data set forth on pages 8 and 16 when the company files the final memorandum on EDGAR.

Software training services are completed sooner for certain software applications or upgrades. Software Support includes both software enhancements provided on a when-and-if available basis and telephone support. The company is not obligated under its customer arrangements to provide future software enhancements. The initial term of the Hardware Maintenance and Software Support is always the same and commences on the same date.
Effective October 1, 2004, the company changed the initial service term in most agreements from cancelable at any time with 60 days written notice to non-cancelable for the entire contract term, generally 60 months. Prior to October 1, 2004 and continuing today, the company charges its customers a fixed monthly fee for Recurring Maintenance Services during an initial period, which generally is 12 months. The accounting model described below addresses both types of arrangements, (1) arrangements that are cancelable with 60 days written notice (pre-October 2004), as well as (2) arrangements that are non-cancelable for the entire contract term (post-October 2004).
In a typical implementation, hardware installation begins approximately 30 days after hardware is shipped to the customer and takes one person approximately 80 hours over a two week period to deliver the services. Hardware installation includes unpacking the hardware, setting it up, connecting various components via cables and ensuring that the hardware has power. Hardware installation is not essential to the functionality of the hardware because the computer hardware is a standard product, installation does not significantly alter the hardware’s capabilities and other companies are available to perform the installation. The company’s application software is loaded onto the hardware prior to shipment.
Also in a typical implementation, software training starts concurrently with the hardware installation. A typical implementation requires approximately 375 hours for the initial setup and training. These services are typically delivered over a 60-90 day period for a full ERA dealer management system. Software training services are completed sooner for certain software applications or upgrades. Software training includes initial specification setup, transferring customer data from their prior system to the new system and training customer personnel to use the software. Specification setup is delivered via the company’s Distance Learning Center. Software training is typically delivered at the dealership location by company employees.
The company enters into a master agreement or contract with each customer that describes the terms and conditions under which the company provides the above described products and services. The master agreement incorporates the Customer Guide which contains services, administrative and product-specific policies. There is no stated right of return or refund provision. Pricing for elements is summarized in the company’s contracts with customers while invoices contain separate pricing for each element and item of the transaction. The company invoices customers for hardware, software, hardware installation and software training when the hardware is shipped to the customer. However, customers are not required to make any payments to the company until after performance of the software training services. Recurring Maintenance Services are invoiced monthly commencing after performance of the software training services when implementation of the entire system has been completed.

The company also offers financing through Reyna Capital Corporation (Reyna), a wholly-owned and consolidated subsidiary. Customers typically finance payment of hardware, software, hardware installation services and software training services. Approximately 80% of ERA dealer management system sales and 60% of total one-time sales (including both ERA and upgrade sales to add additional hardware or software applications) are financed through Reyna. Financing terms are typically three to five years in length. The company has provided financing to its customers since 1981. Monthly lease payments are required to begin after performance of the software training services when implementation of the entire system has been completed. Interest rates and financing terms are set based on current market conditions, customer creditworthiness and the company’s borrowing costs. Sales prices are not affected by a customer’s decision to finance their purchase.
3. SUMMARY OF CONCLUSIONS
The following is a summary of the company’s proposed revenue recognition model. A more detailed discussion of the proposed revenue recognition model is contained in the sections of this memorandum following the summary.
Accounting Model
The company determined that its multiple element arrangements consist of two units of accounting (excluding the leased hardware element); 1) the one-time sales element which is comprised of hardware (in a cash sale), software, hardware installation services and software training services; and 2) Recurring Maintenance Services, which is comprised of Hardware Maintenance and Software Support. Because the company’s two units of accounting each contain both software-related elements and non software-related elements, the company concluded that the general revenue recognition principles of SAB Topic 13 apply to the company’s multiple element transactions.
Before concluding that the general revenue recognition principles of SAB Topic 13 were applicable to the company’s transactions, the company considered the relevant sections of SFAS 13, FTB 90-1, SOP 97-2, EITF 00-21, EITF 01-8 and EITF 03-5. On pages 8 – 11 the company discusses its examination of the accounting literature relevant to the company’s transactions. On pages 11- 18 the company discusses the application of this accounting guidance to separate the units of accounting for its multiple element transactions. On pages 18 – 23 the company discusses the allocation of revenue to these units of accounting by applying the guidance of EITF 00-21. On pages 23 – 32 the company discusses the revenue recognition for each unit of accounting identified. As a result of this analysis the company concluded that SAB Topic 13 was appropriate for determining the revenue recognition for its units of accounting. SAB Topic 13 is discussed on pages 26 – 27 for the one-time sales unit of accounting and on page 31 for Recurring Maintenance Services.

Transactions Including a Lease Element
In a leased transaction, the hardware element should be accounted for2 as a separate unit of accounting as a sales-type lease under SFAS 13. Sales revenue related to the hardware should be recognized at commencement of the lease term (i.e., upon completion of software training services). Financing income related to the sales-type lease should be recognized over the lease term using the effective interest rate method.
Arrangement consideration related to the software element, hardware installation services and software training services should be recognized as a combined unit of accounting as software training services are performed. Financing income related to this combined unit of accounting should be recognized over the lease term using the effective interest rate method.
Revenues related to the Recurring Maintenance Services should be recognized ratably over the initial maintenance period.
Cash Sales Transactions
In a transaction that does not include a lease; the company has a combined unit of accounting for the hardware, software, hardware installation services and software training services. This revenue is recorded as software training services are performed.
Revenues related to the Recurring Maintenance Services should be recognized ratably over the initial maintenance period.
The following analysis describes the application of accounting guidance to the company’s revised revenue recognition policy for multiple element arrangements and illustrates the application of this accounting guidance to a sample transaction.
4. SAMPLE TRANSACTION
The following sample transaction will be used throughout the narrative to demonstrate the company’s allocation of arrangement consideration to the various units of accounting and the recognition of revenue for each unit of accounting. The company refers to hardware, software, hardware installation services and software training services as one-time sales because these items are delivered at the beginning of the arrangement. Conversely, Recurring Maintenance Services, consisting of Software Support and Hardware Maintenance, are referred to as recurring revenues because they are delivered each month throughout the term of the arrangement. In this sample transaction a customer acquired the following items for the prices listed:

[2]	In this memorandum the phrases “should be accounted for”, “should be recognized” and “will” are used to describe the company’s proposed model to account for the company’s multiple element revenue transactions. The proposed model differs in certain respects from the company’s historical accounting method. A summary of significant differences is contained in the section of this memorandum entitled, “COMPARISON TO EXISTING REVENUE RECOGNITION POLICY.”

Percentage
	List				Invoice			of
	Price		Discounts		Price			List Price

One-Time Sales
Hardware	$	*	$	*	$	*		*	%
Software		*		*		*		*	%
Hardware Installation Services		*		*		*		*	%
Software Training Services		*		*		*		*	%

Total One-Time Sales	$	*	$	*	$	*		*	%

Lease Payments
Monthly Lease Payment					$	*
Total Lease Payments for 60 Months					$	*
Discount Rate						*	%

Monthly Recurring Revenues
Hardware Maintenance	$	*	$	*	$	*		*	%
Software Support		*		*		*		*	%

Total Monthly Recurring Payment	$	*	$	*	$	*		*	%

Total Recurring Payments for 60 Months					$	*

Total Consideration					$	*

*	Supplementally submitted under separate cover to the Staff of the Commission.
In this sample transaction the cost of hardware was $25,460. This sample transaction included a lease (with a 60 month term). The initial non-cancelable term of the recurring maintenance services in this transaction is 60 months. This same sample transaction will be used to illustrate the application of the revenue recognition policy described below to a cash sales transaction. Additionally, this sample transaction will also be used to illustrate the application of the revenue recognition policy to an arrangement in which non-cancelable maintenance term is 60 days (i.e., a pre-October 2004 arrangement).

5. APPROPRIATE ACCOUNTING GUIDANCE APPLICABLE TO EACH ELEMENT OR DELIVERABLE
Consideration of Software and Non-Software Deliverables
All our arrangements include software that is more than incidental to the products and services as a whole and therefore the company considered the guidance provided in SOP 97-2. 3 The company concluded that the software element of its arrangements is more than incidental to its arrangements as a whole because: (a) the software is a significant focus of the company’s marketing efforts, (b) the company provides postcontract customer support (PCS) services (i.e., Software Support) and (c) the company incurs significant costs that are within the scope of SFAS 86.
The company also considered EITF 03-5 which covers the applicability of SOP 97-2 to non-software deliverables in an arrangement containing more than incidental software. The EITF reached a consensus that, in an arrangement that includes software that is more than incidental to the products or services as a whole, software and software-related elements are included within the scope of SOP 97-2. EITF 03-5 further states, in part, “if the software is essential to the functionality of the hardware, the hardware would be considered software-related and, therefore, included within the scope of 97-2.”
The computer hardware sold by the company represents generic equipment, such as servers, personal computers and printers, manufactured by third parties, that functions without the company’s software. The company’s software represents application software, not operating system software. Therefore, the computer hardware can be utilized without the company’s software. Accordingly, the company concluded that the hardware is not software-related because the company’s software is not essential to the functionality of the hardware. Therefore, based on the guidance in EITF 03-5, the hardware, hardware installation services and Hardware Maintenance are not subject to the guidance in SOP 97-2. On the other hand, the software, software training and Software Support are subject to SOP 97-2 because those elements are specifically addressed in paragraph 9 of SOP 97-2.
Accounting Guidance Applicable to Non-SOP 97-2 Elements
Hardware
The company concluded that the hardware element in its arrangements should be accounted for according to the guidance in SFAS 13 if the system is leased by the customer. Paragraph 12 of EITF 01-8 states:
An arrangement conveys the right to use property, plant or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any one of the following conditions is met (Emphasis added):
a.	The purchaser has the ability or right to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment,

[3]	See the discussion on pages 26-27 which concludes that the general revenue recognition principles of SAB Topic 13 apply to each of the units of accounting in the company’s multiple element arrangements.

b.	The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment,

c.	Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.
All three conditions are met in the company’s leasing arrangements as its customers have the right to use the leased property, control the physical access to the leased property and obtain the majority of the output from the leased property. Therefore, the company’s hardware element should be accounted for under SFAS 13.
The hardware element would not be subject to SFAS 13 if the company does not enter into a lease agreement and since the hardware is not considered software-related as defined in EITF 03-5, the hardware is not subject to SOP 97-2. Therefore, if the system is not financed through a lease, but paid in cash, the hardware element of the arrangement would be subject to the guidance in SAB Topic 13 if the hardware element were sold separately.
Hardware Installation Services
The hardware installation services would be subject to the guidance in SAB Topic 13, if such services were sold separately. Since the hardware installation services are not considered software-related as defined in EITF 03-5, such services are not subject to SOP 97-2. Therefore, the relevant guidance to apply to the sale of the hardware installation services is SAB Topic 13.
Hardware Maintenance Services
The company believes that Hardware Maintenance would be accounted for under FTB 90-1, if such maintenance services were sold separately. Paragraph 16 of FTB 90-1 states, in part, “ This technical bulletin concludes that separately priced extended warranty and product maintenance contracts are not incidental to the sale of the product but rather are independent transactions under which the buyer agrees to purchase and the seller agrees to perform certain services.” Paragraph 2 of FTB 90-1 states, in part, “a contract is separately priced if the customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of the product.” The company offers its customers the option to purchase separately priced hardware maintenance contracts. In these contracts the company agrees to provide maintenance services for hardware equipment, when and if needed, through both telephone support and on-site services. No portion of the maintenance fee is included in the hardware price. The Hardware Maintenance fees are not part of the lease arrangement and monthly fees are not included in the monthly lease payment. Therefore, Hardware Maintenance services represent separate transactions from the hardware lease arrangement and should not be accounted for as a lease element under SFAS 13.

The following table summarizes the accounting guidance which would be applicable to each element in the company’s arrangements if the element were sold separately:

Element/Deliverable	Accounting Guidance
Hardware	SFAS 13/SAB Topic 13
Software	SOP 97-2[4]
Hardware Installation Services	SAB Topic 13
Software Training Services	SOP 97-2[5]
Hardware Maintenance	FTB 90-1[6]
Software Support	SOP 97-2[7]
6. DETERMINING SEPARATE UNITS OF ACCOUNTING FOR TRANSACTIONS THAT INCLUDE A LEASE ELEMENT
Separation of SFAS 13 Elements from Non-SFAS 13 Elements
In a transaction that includes a lease, according to paragraph 4(a)(ii) and footnotes 2 and 3 of EITF 00-21 and paragraph 15 of EITF 01-8, the company must first allocate arrangement consideration to the SFAS 13 elements and the non-SFAS 13 elements of its arrangements on a relative fair value basis using the company’s best estimate of the fair value of the elements.
SFAS 13 represents higher-level authoritative literature that requires separation of deliverables within the scope of the SFAS 13 from those not within the scope of SFAS 13. Therefore, according to paragraph 4(a)(ii) of EITF 00-21 the company is required to separate the hardware element from the other elements in the arrangement based on its best estimate of the fair value of the various elements, irrespective of whether the criteria of paragraph 9 of EITF 00-21 have been met. Accordingly, the company is required to allocate the total arrangement consideration based on the relative fair value of the SFAS 13 and non-SFAS 13 elements in the arrangement, as required by paragraph 15 of EITF 01-8.
Additionally, the company considered the guidance in paragraph 4 of SOP 97-2, which states in part:
If a lease of software includes property, plant, or equipment, the revenue attributable to the property, plant, or equipment should be accounted for in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 13, Accounting for Leases, and any revenue attributable to the software, including postcontract customer support (PCS), should be accounted for separately in conformity with the guidance set forth in this SOP.

[4]	See the discussion on pages 26-27 which concludes that the general revenue recognition principles of SAB Topic 13 apply to each of the units of accounting in the company’s multiple element arrangements.

[5]	See the discussion on pages 26-27 which concludes that the general revenue recognition principles of SAB Topic 13 apply to each of the units of accounting in the company’s multiple element arrangements.

[6]	See the discussion on pages 26-27 which concludes that the general revenue recognition principles of SAB Topic 13 apply to each of the units of accounting in the company’s multiple element arrangements.

[7]	See the discussion on pages 26-27 which concludes that the general revenue recognition principles of SAB Topic 13 apply to each of the units of accounting in the company’s multiple element arrangements.

Based on this guidance the company concluded that SOP 97-2 requires bifurcation of the hardware lease element similar to the guidance in EITF 00-21 discussed above. Furthermore, the company believes that since SOP 97-2 does not provide guidance regarding how arrangement consideration should be allocated between the hardware lease element and software elements, it would be appropriate to follow the guidance in EITF 00-21.
In conclusion, the hardware lease element of our multiple element revenue arrangements should be accounted for as a separate unit of accounting.
Separation of Financing Income from Hardware Lease Revenue
Since the company has concluded that its lease arrangements (see pages 23 — 25) should be accounted for as sales-type leases, the company should after allocating the total arrangement consideration to the hardware lease element of the arrangement, separate the financing income from the hardware revenue under paragraph 17(b) of SFAS 13 which requires a lessor to record the difference between the gross investment in the lease and the present value of the future minimum lease payments as unearned financing income. The company uses an interest rate considering current market conditions, customer creditworthiness and the company’s borrowing costs to discount the payments allocated to the hardware lease element to determine the present value of the future minimum lease payments allocated to the hardware lease element. The company records financing income from its leases using the effective interest method so as to provide a constant yield over the term of the lease agreement.
Separation of SOP 97-2 Deliverables from Non-SOP 97-2 Deliverables
After separation of the SFAS 13 element (i.e. hardware) the company evaluated the other elements of the arrangement to determine whether deliverables subject to the scope of higher-level literature may be separated from deliverables not subject to that higher-level literature as required by paragraph 4(a)(iii) of EITF 00-21, which states in part:
If higher-level literature provides no guidance regarding the separation of the deliverables within the scope of higher-level literature from those deliverables that are not or the allocation of arrangement consideration to deliverables within the scope of the higher-level literature and to those that are not, then the guidance in this Issue should be followed for purposes of such separation and allocation. In such circumstances, it is possible that a deliverable subject to the guidance of higher-level literature does not meet the criteria in paragraph 9 of this Issue to be considered a separate unit of accounting. In that event, the arrangement consideration allocable to such deliverable should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a combined unit of accounting. [Footnote omitted]
As described previously, the company concluded that the software, software training services and software support would be subject to SOP 97-2 if it were sold separately. The hardware installation services would be subject to SAB Topic 13 and the Hardware Maintenance Services

would be subject to FTB 90-1 if it were sold separately. These elements are delivered in the following sequence.
•	Software – delivered upfront with the hardware.

•	Hardware installation services – delivered over a two week period starting approximately 30 days after delivery of hardware.

•	Software training services – delivered over a 60-90 day period starting approximately 30 days after delivery of hardware for a full ERA dealer management system. Software training services are completed sooner for certain software applications or upgrades.

•	Hardware Maintenance Services and Software Support – commences after performance of software training services.
Because these elements are subject to different accounting literature that does not specify how to separate elements not subject to that accounting literature from those that are, the separation into separate units of accounting should be performed in accordance with paragraph 9 of EITF 00-21. That is, the separation of the elements subject to SOP 97-2 (i.e. software, software training services and Software Support) from the elements subject to FTB 90-1 and SAB Topic 13. As required by paragraph 8 of EITF 00-21, that assessment should be performed at the inception of the multiple element arrangement and as each item in the arrangement is delivered. The separation of the elements subject to SOP 97-2 from each other should however be evaluated under the provisions of SOP 97-2 as required by paragraph 4(a)(i) of EITF 00-21.
Software
Upon delivery of the software, the company evaluated whether the software qualifies as a separate unit of accounting from the hardware installation services and Hardware Maintenance services under paragraph 9 of EITF 00-21, which states in part:
... the delivered items should be considered a separate unit of accounting if all of the following criteria are met.
a.	The delivered item has value to the customer on a standalone basis. The item has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item on a stand alone basis.

b.	There is objective and reliable evidence of the fair value of the undelivered items.

c.	If the arrangement includes a general right of return relative to the undelivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the vendor.
The company concluded that the software element does not qualify as a separate unit of accounting because all the criteria in paragraph 9 of EITF 00-21 have not been met. Specifically, criterion (a) of paragraph 9 of EITF 00-21 is not met. That is, the software does not have stand-alone value because it is never sold separately by the company or any other vendor. Additionally, the software license agreements are not assignable (i.e., the customer cannot resell the software).

The company also considered Question 9(a)-3 from Ernst & Young’s publication, entitled, Revenue Arrangements with Multiple Deliverables – EITF 00-21, which states in part:
If a customer is contractually precluded from reselling a deliverable, this may indicate that the deliverable does not have standalone value to the customer. In such instances, the customer would be contractually precluded from being able to recover a substantial portion of the original fair value of the delivered item through resale (see FAQ 9(a)-1).
Determining when such a contractual provision precludes a vendor from concluding that a delivered item has standalone value will be dependent upon the applicable facts and circumstances, and will require the use of professional judgment. However, the following factors may indicate that a delivered item has standalone value even if the customer is precluded from resale:
•	The delivered item can be used by the customer for its intended purpose without receipt of the undelivered items included in the arrangement.

•	The vendor has provided a significant discount from fair value to the customer, and does not want the customer to resell the delivered item at a profit.

•	The customer has obtained the right to use intellectual property routinely licensed by a vendor on a non-exclusive basis to multiple customers. In such cases, the vendor may prohibit customers from sublicensing the intellectual property to protect its ability to generate revenues from licenses to future customers. [Emphasis Added.]
The company does not believe that the delivered item (i.e. software) can be used by the customer for its intended purpose without receipt of the undelivered items (i.e. hardware installation services and software training services). Therefore, the company affirmed its conclusion that the software element does not qualify as a separate unit of accounting.
Hardware Installation Services
The next deliverable, after delivery of the software, is the hardware installation services. Therefore, the company evaluated whether the combined software element and hardware installation services qualify as a separate unit of accounting on a combined basis under paragraph 9 of EITF 00-21. The company concluded that the combined software element and hardware installation services do not qualify as a separate unit of accounting because all three criteria in paragraph 9 of EITF 00-21 have not been met. Specifically, criterion (a) of paragraph 9 of EITF 00-21 is not met. That is, the software does not have standalone value as previously discussed. Similar hardware installation services are provided separately by other vendors as evidenced by the fact that the company has in the past utilized other vendors to provide the hardware installation services to its customers and the company has been able to obtain price quotes from other vendors for similar services. However, the combined delivered items (i.e. software and hardware installation services) cannot be used by the customer for its intended purpose because software training services have not yet been received. Therefore, software and hardware installation services do not qualify as a separate unit of accounting on a combined basis.

Software Training Services
The next deliverable, after completion of the hardware installation services, is performance of the software training services. Therefore, the company evaluated whether the combined software element, hardware installation services and software training services qualify as a separate unit of accounting on a combined basis under paragraph 9 of EITF 00-21. The company concluded that the combined software element, hardware installation services and software training services do qualify as a separate unit of accounting on a combined basis because all three criteria of paragraph 9 of EITF 00-21 have been met. Specifically, other vendors sell hardware installation services and software training services separately as evidenced by the price quotes obtained from other vendors. Also, the company has been able to establish fair value of the Recurring Maintenance Services as a combined element (see Recurring Maintenance Services below). The company’s customers are also not granted any general return rights. While the software element is not sold separately, as previously discussed, the company believes that once the software training services have been delivered, the software can be used by customers for its intended purpose without the receipt of the undelivered items (i.e. optional Recurring Maintenance Services). Therefore, the combined software element, hardware installation services and software training services qualify as a separate combined unit of accounting under EITF 00-21.
Recurring Maintenance Services
Lastly, the company commences delivery of the Recurring Maintenance Services after completion of the software training services. The company considered whether the Software Support and Hardware Maintenance qualify individually as separate units of accounting under paragraph 9 of EITF 00-21. The company concluded that neither Software Support nor Hardware Maintenance have value on a standalone basis individually because even though customers may purchase these two elements separately, substantially all of the company’s customers always purchase both Hardware Maintenance and Software Support. That is, neither the company nor other vendors sell Software Support separately. Therefore, the criteria in paragraph 9(a) of EITF 00-21 are not met. Accordingly, the Software Support and Hardware Maintenance do not qualify individually as separate units of accounting under EITF 00-21. However, the company concluded that the Software Support and Hardware Maintenance qualify as a separate unit of accounting on a combined basis under the provisions of EITF 00-21 because on a combined basis, the Recurring Maintenance Services are sold separately, there are no future undelivered elements and the company’s customers are also not granted any general return rights.
The company’s pre-October 2004 arrangements contain renewal rates, however its post October 2004 contracts do not include renewal rates. Our post October 2004 contracts allow the company to increase the fees for Recurring Maintenance Services upon renewal to our then-current applicable rates. Therefore, even though it is not our practice to increase such fees to list price upon renewal, our contracts allow us the flexibility to do so. Accordingly, we concluded that our post-October 2004 contracts do not contain renewal rates.
The initial term for the Recurring Maintenance Services in our pre-October 2004 arrangements has historically been sixty days because customers have the contractual right to cancel the Recurring Maintenance Services at any time with sixty days written notice. The company however, agreed to provide its customers with a fixed monthly fee for Recurring Maintenance Services for an initial period of 12 months. After the initial period of 12 months, customers may renew Recurring Maintenance Services at the then prevailing rates. Therefore, the company’s pre-October 2004 arrangements include a bundled Recurring Maintenance Services period of 60 days and provide fixed monthly renewal rates for a period of 10 months. The company’s renewal rates are considered substantive and the company concluded that the aggregate renewal period of 10 months is a substantive period. Therefore, the company used the renewal rates stated in its pre-October 2004 contracts to establish objective and reliable evidence of fair value of its Recurring Maintenance Services. Furthermore, the company notes that analyses prepared in connection with responding to the SEC comments demonstrate that if one were to consider the renewal term of 10 months non-substantive the company has separate sales prices of Recurring Maintenance Services that could be used as objective and reliable evidence of fair value as described further herein.
The company sells Recurring Maintenance Services separately when its customers continue to purchase Recurring Maintenance Services after the initial term without purchasing any other elements. Each month invoices for customers that are purchasing Recurring Maintenance Services separately (i.e., renewals) include detail amounts for each Hardware Maintenance item or Software Support item. After the initial Recurring Maintenance Services period, customers may renew Recurring Maintenance Services at the then prevailing rates.
The company sells its Recurring Maintenance Services at varying prices, therefore, there is no specific amount that represents objective and reliable evidence of fair value of such services. The company believes that it is acceptable to determine a reasonable range of prices that would represent objective and reliable evidence of fair value of the Recurring Maintenance Services. The company concluded that a range of prices that encompasses a significant portion of the separate sales of its Recurring Maintenance Services that fall within a reasonable range from the midpoint price, would be a reasonable range of prices that represents objective and reliable evidence of fair vale of the Recurring Maintenance Services. The company believes that if a significant portion of its separate sales of Recurring Maintenance Services fall within a range for which the lowest and highest price (as a percentage of list price) in the range do not vary by more than 20% from the midpoint price (as a percentage of list price) in the range, then objective and reliable evidence of fair value has been established. The company believes that this is appropriate because there is a significant concentration of its prices around the midpoint sales price, as a percentage of list prices, which enables the company to determine the fair value of its Recurring Maintenance Services.
The following table presents the results of the company’s analysis of separate sales of Recurring Maintenance Services.

	Net Sales Price						Percentage of Recurring
	as a Percent of List Price						Maintenance Services Revenues
	-20%		Midpoint		+20%		Sold Separately Within Range

2001	*	%	*	%	*	%	*	%
2002	*	%	*	%	*	%	*	%
2003	*	%	*	%	*	%	*	%
2004	*	%	*	%	*	%	*	%
2005	*	%	*	%	*	%	*	%

*	Supplementally submitted under separate cover to the Staff of the Commission.
Management analyzed North American sales for all Recurring Maintenance Services invoices for the month of March for fiscal years 2001 through 2004 and for all months in fiscal year 2005. March was selected because the company’s annual price increase becomes effective each March. After accumulating the data, the company identified the range that contained the highest concentration of sales prices (as a percentage of list prices). In each year the range that included the highest concentration of sales prices (as a percentage of list prices was the range between *% and *% of list price). The midpoint sales price was calculated, as a percentage of list prices and multiplied by a factor of 0.8 to determine the lower bound of the range. The company accumulated the number of transactions that fell within the range for the 2001 through 2005 fiscal years. The percentage of net sales dollars for transactions that fell within the identified range to total net sales dollars was between *% and *% each year. Based on this information, the company preliminarily concluded that objective and reliable evidence of fair value exists for Recurring Maintenance Services because a significant concentration of the separate sales of Recurring Maintenance Services fell within a reasonable range of the midpoint price, as a percentage of list prices.
Before reaching a final conclusion, the company considered if further analysis and stratification of the data would be appropriate. The company’s customers represent a homogeneous group, that is automobile dealerships, and the company applies the same pricing policies to all of its customers. Therefore stratification by customer type is not considered appropriate. The company considered whether stratification by customer size might provide meaningful information to determine the existence of fair value, but ultimately discarded this approach because pricing is consistent for all customers irrespective of customer size.
The company also considered whether stratification of the population by product type might provide meaningful information to aid in the determination of whether fair value exists for Recurring Maintenance Services. The company concluded that stratification of the population by product type would not be meaningful because the company essentially sells one product, the ERA dealer management system, which includes a variety of integrated software applications. These integrated software applications may be purchased in different combinations by customers, but they are always purchased to run in combination with the ERA dealer management system. As previously discussed, even though customers may purchase Hardware Maintenance and Software Support separately, substantially all of the company’s customers always purchase both Hardware Maintenance and Software Support. Therefore, to establish fair value for Recurring Maintenance Services, management would need to demonstrate consistency in pricing of Hardware Maintenance and Software Support on a combined basis. The pricing of Recurring Maintenance Services (i.e. Hardware Maintenance and Software Support) depends on the various hardware and software operated by the customer. Customers rarely order the identical combination of hardware and software. Therefore, the company believes that the most meaningful way to examine its separate prices of Recurring Maintenance Services is to treat the overall ERA dealer management system, including all integrated components, as a single solution. After consideration of the factors discussed above, the company confirmed its preliminary conclusion that fair value does exist for Recurring Maintenance Services. Therefore, the company will allocate arrangement consideration to the Recurring Maintenance Services based on fair value, that is, the midpoint percentage of list price from its separate sales analysis.
If prices stated separately in our contracts for Recurring Maintenance Services fall below the range that is considered to be fair value of Recurring Maintenance Services, the company will allocate revenue based on fair value to the Recurring Maintenance Services. In these circumstances, a part of the fee described in the contract as part of the one-time sales elements may be allocated to the Recurring Maintenance Services.
In summary, the company’s multiple element arrangements consist of the following three units of accounting:
•	Hardware lease element

•	Combined one-time sales unit of accounting[8]

•	Recurring Maintenance services
7. ALLOCATION OF ARRANGEMENT CONSIDERATION TO SEPARATE UNITS OF ACCOUNTING FOR ARRANGEMENTS SUBJECT TO LEASES
Allocation between SFAS 13 and Non-SFAS 13 Elements
Paragraph 4(a)(ii) of EITF 00-21 states, “If higher-level literature provided guidance requiring separation of deliverable(s) within the scope of higher-level literature from deliverable(s) not within the scope of higher-level literature, but does not specify how to allocate arrangement consideration to each separate unit of accounting, such allocation should be performed on a relative fair value basis using the entity’s best estimate of the fair value of the deliverable(s) not within the scope of higher-level literature.” [Emphasis added] Footnote 3 to paragraph 4(a)(ii) of EITF 00-21 specifically mentions that the relative fair value basis allocation should be used to allocate fair value among lease elements and non-lease elements. Additionally, footnote 2 clarifies that the allocation of arrangement consideration between leasing and non-leasing elements does not require VSOE or third party evidence of fair value. Rather an entity should make such an allocation based on its best estimate of fair value if VSOE or third party evidence is not available. Accordingly, the company allocated the arrangement consideration between the SFAS 13 and non-SFAS 13 elements based on its best estimate of the fair value of each element.

[8]	Note that software and hardware installation services will be combined with software training services as required by paragraph 10 of EITF 00-21.

The company’s allocation of the arrangement consideration as it applies to the sample transaction described previously is summarized in the following table.

	Estimated	Relative	Allocated	PV of
	Fair	Fair	Arrangement	Allocated
	Value	Value	Consideration	Consideration

Hardware	$42,291	27.21%	$40,867	$33,913

Software	18,936	12.18%	*
Hardware Installation Services	9,970	6.42%	*
Software Training Services	12,516	8.05%	*
Recurring Maintenance Services	71,700	46.14%	*

Total Non-SFAS 13 Elements	113,122	72.79%	109,313
Total	$155,413	100.00%	$150,180

*	Purpose herein, is only to allocate between SFAS 13 and non-SFAS 13 elements. Allocation, if any, between non-SFAS elements is discussed on pages 19 — 23 .
The company estimated fair values for each element of its multiple element arrangements as follows:
•	Hardware – estimated fair value equals the price at which a customer could purchase the hardware item from other vendors. The company surveyed published prices from distributors of the same hardware equipment.

•	Software – estimated value based on a valuation of the company’s software applications by FTI Consulting. The company engaged FTI Consulting to help determine fair value because the company’s software is not sold separately and therefore, the company cannot establish VSOE of fair value for its software. The company also could not identify separate sales of comparable software in the marketplace. FTI Consulting valued the company’s software by determining the cost to recreate the software and then preparing a discounted cash flow analysis that recovered: the cost to recreate the software; distribution costs; and provide a return on the investment. The sales price necessary to achieve this return equals an estimate of fair value.

•	Hardware Installation Services – estimated fair value equals quoted prices obtained from third party vendors to perform the required hardware installation services.

•	Software Training Services – estimated fair value equals quoted prices obtained from third party vendors to perform the required software training services.

•	Recurring Maintenance Services – The company has established objective and reliable evidence of fair value of its Recurring Maintenance Services through renewal rates prior to October 2004 and through separate sales of such services prior to and after October 2004. See the discussion under Recurring Maintenance Services on page 14 above.
In a pre-October 2004 arrangement the fair value of the Recurring Maintenance services will be $2,390 ($1,195 per month × 2 months) because the arrangement is cancelable at any time with 60 days written notice. Changing the fair value of the Recurring Maintenance Services in the table above to $2,390 would result in an allocation of 49.12% of the total arrangement consideration or $39,721, with a present value of $33,012, to the hardware lease element.

Allocation of Arrangement Consideration to Non-SFAS 13 Units of Accounting
Software Element, Hardware Installation Services and Software Training Services
Paragraph 12 of EITF 00-21 states, in part:
If there is objective and reliable evidence of fair value (as discussed in paragraph 16) for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values (the relative fair value method), except as specified in paragraph 13.
Paragraph 16 of EITF 00-21 states, in part:
The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Fair value evidence often consists of entity-specific or VSOE of fair value. As discussed in paragraph 10 of SOP 97-2, VSOE of fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace). The use of VSOE of fair value is preferable in all circumstances in which it is available. Third-party evidence of fair value (for example, prices of the vendor’s or any competitor’s largely interchangeable products or services in sales to similarly situated customers) is acceptable if VSOE of fair value is not available.
The company has adequate evidence of fair values for purposes of allocating between SFAS 13 elements and non-SFAS 13 elements because in accordance with footnote 2 of EITF 00-21, for purposes of such allocation evidence of fair value is not limited to the types of evidence discussed in paragraph 16 of EITF 00-21. However, the company does not have objective and reliable evidence of fair value for all elements as defined in paragraph 16 of EITF 00-21. Specifically, the company does not have objective and reliable evidence of fair value of the software element as defined in paragraph 16 of EITF 00-21. The determination of software fair value was essentially a cost plus a profit margin approach as described on page 19. On page 4.19 of the 2006 Miller Revenue Recognition Guide, a measurement based on cost plus a “normal” gross profit margin is not considered an acceptable estimate of fair value because (1) different deliverables would be expected to have different gross margins and (2) costs incurred are rarely a good measure of the fair value of an item. Because the company does not have objective and reliable evidence of fair values for all units of accounting, the company cannot use the relative fair value allocation method to allocate arrangement consideration among the non-SFAS 13 deliverables of the arrangement.
Paragraph 12 of EITF 00-21 states, in part:
However, there may be cases in which there is objective and reliable evidence of fair value(s) of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s). In those cases, the residual method should be used to allocate the arrangement consideration. Under the residual method, the amount of arrangement consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s).
The company has objective and reliable evidence of fair value of the undelivered items (i.e. hardware installation services, software training services, Recurring Maintenance Services) and therefore, may apply the residual method to allocate arrangement consideration.
As described previously, the software element, hardware installation services and software training services do not qualify as units of accounting on an individual basis, however the software element, hardware installation services and software training services do qualify as a separate unit of accounting on a combined basis. Accordingly, the revenue related to the software element, hardware installation services and software training services should be combined as required by paragraph 10 of EITF 00-21, which states in part:
The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement.
Revenue should be allocated to this combined unit of accounting under the residual method which represents total arrangement consideration allocated to the non-SFAS 13 deliverables less the fair value of Recurring Maintenance Services (as discussed below).
Recurring Maintenance Services
Prior to October 2004 the company’s contracts included renewal rates, which is used to help establish evidence of fair value. Therefore, prior to October 2004 the company allocated arrangement consideration to the Recurring Maintenance Services based on the stated renewal rate, in those instances in which the stated renewal rates were deemed to be substantive.
The company sells Recurring Maintenance Services separately from other transaction elements and the vast majority of prices charged for Recurring Maintenance Services fall within a reasonable range of the midpoint price of the range, as a percentage of list prices. Accordingly, for arrangements entered into after October 2004 the company concluded that its separate sales prices, as a percentage of list price, are sufficiently concentrated to enable the establishment of fair value for the Recurring Maintenance Services. The company has concluded that fair value for Recurring Maintenance Services is a range of prices within 20 percent of the midpoint price, as a percentage of list prices, of all transactions during such period. Therefore, the company will allocate arrangement consideration to the Recurring Maintenance Services based on fair value of such services.
If prices stated separately in our post October 2004 contracts for Recurring Maintenance Services fall below the range that is considered to be fair value of Recurring Maintenance Services, the company will allocate fair value to the Recurring Maintenance Services. In these circumstances, a part of the fee described in the contract as part of the one-time sales elements may be allocated to the Recurring Maintenance Services.

In the sample transaction described above the stated price for Recurring Maintenance Services of $1,195 per month falls within the reasonable range of prices that the company concluded represents fair value of Recurring Maintenance Services. Therefore, the stated price of $1,195 per month will be allocated to the Recurring Maintenance Services.
However, if this price fell below the range of prices that is considered fair value the company would allocate an additional amount of revenue to the Recurring Maintenance Services. For example, if we assume the range of prices that represents fair value of Recurring Maintenance Services is $1,300 to $1,950 per month (with a midpoint price of $1,625 per month); in this situation the company will allocate an additional amount of $105 ($1,300 — $1,195) per month to the Recurring Maintenance Services. Therefore, an aggregate amount of $6,300 ($105 per month × 60 months) would be deferred from the one-time sales elements (excluding the hardware lease element) and allocated to the Recurring Maintenance Services.
Summary
In summary, the application of the above described allocation procedures would result in the following allocation of arrangement consideration when applied to the sample transaction, which was a post-October 2004 arrangement that had a 60-month non-cancelable term:

		Allocated
SFAS 13 Elements:	Basis for Allocation	Consideration
Hardware sales revenue	PV of payments allocated	$33,913
Financing income	Difference between gross payments allocated and PV of such payments	6,954

Total	Based on relative FV of SFAS 13 and Non-SFAS 13 Elements	$40,867

Non-SFAS 13 Elements:
Software	Prohibited by par. 9 & 14 of EITF 00-21	—
Hardware installation services	Prohibited by par. 9 & 14 of EITF 00-21	—
Software training services[9]	PV of allocated payments	$31,319
Financing income	Difference between gross payments allocated and PV of such payments	6,294

Subtotal		37,613
Recurring Maintenance Services	Fair value exists	71,700

Total	Based on relative FV of SFAS 13 and Non-SFAS 13 Elements	$109,313

In our pre-October 2004 arrangements, which are cancelable at any time with 60-days written notice the allocation to all elements in the arrangement would be as follows:

[9]	Includes revenue otherwise allocable to software and hardware installation services.

		Allocated
SFAS 13 Elements:	Basis for Allocation	Consideration
Hardware sales revenue	PV of payments allocated	$33,012
Financing income	Difference between gross payments allocated and PV of such payments	6,709

Total	Based on relative FV of SFAS 13 and Non-SFAS 13 Elements	$39,721

Non-SFAS 13 Elements:
Software	Prohibited by par. 9 & 14 of EITF 00-21	—
Hardware installation services	Prohibited by par. 9 & 14 of EITF 00-21	—
Software training services[10]	PV of allocated payments	$32,220
Financing income	Difference between gross payments allocated and PV of such payments	6,539

Subtotal		38,759
Recurring Maintenance Services	Fair value exists	2,390

Total	Based on relative FV of SFAS 13 and Non-SFAS 13 Elements	$41,149

8. REVENUE RECOGNITION FOR MULTIPLE ELEMENT ARRANGEMENTS SUBJECT TO LEASES
Hardware Revenue Recognition
Arrangement consideration allocated to the hardware element of arrangements that is financed by Reyna Capital Corporation is accounted for as sales-type leases in accordance with SFAS 13.
The following guidance from SFAS 13 is pertinent to understanding the classification of the company’s leases as sales-type leases.
•	Paragraph 6.b.i. defines sales-type leases as leases that give rise to manufacturer’s or dealer’s profit (or loss) to the lessor (i.e. the fair value of the leased property at the inception of the lease is greater or less than its cost or carrying amount, if different).

The fair value allocated to the company’s hardware exceeds the company’s cost or carrying amount of the hardware.

•	Paragraph 6.b.i. also states, “Normally sales-type leases will arise when manufacturers or dealers use leasing as a means of marketing their products. However, a lessor need not be a dealer to realize a dealer’s profit (or loss) on a transaction, e.g., if a lessor, not a dealer, leases an asset that at inception of the lease has a fair value that is greater or less than its cost or carrying amount, if different, such a transaction is a sales-type lease.”

[10]	Includes revenue otherwise allocable to software and hardware installation services.

The company does offer the leasing option to its customers as a means to market its software solutions.
•	Paragraph 5.c.i. states, “When the lessor is a manufacturer or dealer, the fair value of the property at the inception of the lease will ordinarily be its normal selling price, reflecting any volume or trade discounts that may be applicable. However, the determination of fair value shall be made in light of market conditions prevailing at the time, which may indicate that the fair value of the property is less than the normal selling price and, in some instances, less than the cost of the property.”

The company’s fair value is determined on a relative fair value basis as described in paragraph 4(a)(ii) of EITF 00-21 and paragraph 15 of EITF 01-8.
SFAS 13 does not clearly define the term “dealer.” The company distributes computer hardware manufactured by third party vendors in connection with sales of its software solutions. The company deals with several vendors for the various hardware components (i.e. servers, monitors, printers, PCs, etc.). The company uses leasing as a means to market their solutions. The company’s finance subsidiary was created for the primary purpose of facilitating sales of the company’s solutions by offering financing to customers. This eliminated the need for customers to either pay cash for hardware, software, hardware installation and software training or obtain their own financing for these elements. For the year ended September 30, 2004, approximately 92% of financial services revenues related to financing the company’s software solutions sold to automotive dealerships.
As stated in SFAS 13, paragraph 6.b.i., a lessor need not be a dealer to realize dealer’s profit or loss on a transaction. If a lessor, not a dealer, leases an asset that at the inception of the lease has fair value that is greater or less than its cost or carrying amount, if different, such a transaction is a sales-type lease. As stated in paragraph 5.c.i., the fair value of the property at the inception of the lease will ordinarily be its normal selling price. However, in the case of the company, the fair value is determined by the relative fair value allocation described in EITF 00-21, paragraph 4(a)(ii) and paragraph 15 of EITF 01-8. The company believes that its lease transactions should be accounted for as a sales-type lease.
The company’s leases meet the criteria in SFAS 13, paragraph 7.b. in this sample transaction because the lease agreement contains a bargain purchase option to purchase the equipment at the end of the lease term for $1.00. Typically the company’s lease transactions will meet either paragraph 7.b., 7.c. or paragraph 7.d. of SFAS 13. The company’s lease terms are typically five years which typically exceeds 75% of the estimated economic life of computer hardware as required by paragraph 7.c. Generally the company will also meet the criterion of paragraph 7.d. of SFAS 13 which requires that the present value, at the beginning of the lease term, of the minimum lease payments (as defined in paragraph 5(j)), excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property (as defined in paragraph 5(c)) to the lessor at the inception of the lease. The company’s leases also meet the criteria in SFAS 13, paragraph 8.a and 8.b. in that collectibility of the minimum lease payments is reasonably predictable and no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.
Under a sales-type lease the company is required to recognize future minimum lease payments allocated to the hardware element as the gross investment in the lease. The difference between the gross investment in the lease and the present value of the future minimum lease payments allocated to the hardware lease element is recognized as unearned financing income. The company uses an interest rate, which reflects current market conditions, the customer’s creditworthiness and the company’s cost of borrowing, to determine the present value of the future minimum lease payments allocated to the hardware element. The present value of the future minimum lease payments allocated to the hardware is recognized as hardware sales revenue at the commencement of the lease term.
The commencement of the lease could be determined based on delivery of the hardware, completion of hardware installation services or upon completion of software training services. The company believes that the lease commences upon completion of the software training services. While the hardware element is separately accounted for as a lease under SFAS 13, customers are not just purchasing hardware, but a complete computer system including software. Until the company has performed the software training services, customers do not have access to a complete system that they know how to use to run their business. Additionally, lease payments do not commence until after completion of the software training services. The company believes this conclusion is consistent with the guidance in paragraph 8(b) of SFAS 13 which states:
If the property covered by the lease is yet to be constructed or has not been acquired by the lessor at the inception of the lease, the classification criterion of paragraph 8(b) shall be applied at the date that construction of the property is completed or the property is acquired by the lessor. [Emphasis added]
In the sample transaction the company has allocated $40,867 (See pages 19 and 22) of the arrangement consideration to the hardware lease element. The company will recognize this amount as the gross investment in the lease. The difference between the payments allocated to the hardware lease and the present value of these payments using a discount rate of 8.1 percent was $6,954 (See page 22) and is recognized as unearned financing income and will be recognized over the lease term using the effective interest method. Also, the present value of the future minimum lease payments allocated to the hardware element of $33,913 (See pages 19 and 22) should be recognized as hardware sales revenue upon completion of the software training services. The company should charge its cost of the hardware against income in the same period as the revenue is recorded according to paragraph 17.c. of SFAS 13.
Revenue Recognition for the Combined Software Element, hardware Installation Services and Software Training Services Unit of Accounting
As explained above, all arrangement consideration allocated to the non-SFAS 13 elements should be allocated between the combined software element, hardware installation services and software training services unit of accounting and Recurring Maintenance Services. Such allocation is done using the residual method according to paragraph 12 of EITF 00-21 because the company does not have objective and reliable evidence of fair value for all elements (i.e. software) as defined by paragraph 16 of EITF 00-21. Therefore, as discussed previously, revenues related to the software element and the hardware installation services are combined with the software training services.
Paragraph 10 of EITF 00-21 states:
The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.
Because this combined unit of accounting contains software and non software deliverables, the company concluded that this combined unit of accounting should be accounted for under the general revenue recognition principles of SAB Topic 13.
The 2006 Miller Revenue Recognition Guide states on pages 10.52 and 10.53:
... separation of a multiple element arrangement that includes SOP 97-2 software and software-related elements and non-SOP 97-2 elements should be based on the guidance in EITF 00-21. If the application of EITF 00-21 results in a conclusion that the elements should not be separated, then the general revenue recognition principles apply to the bundled arrangement (for an SEC registrant, this would be SAB Topic 13). In other words, SOP 97-2 should not be applied to determine when revenue should be recognized since the bundled group of elements does not fall within the scope of SOP 97-2.
The company also considered the customer’s point of view in determining which accounting model should be applied. In the company’s situation, our customers are purchasing one item, a computer solution. Included in this solution are various components, such as hardware, software, and services. The company’s customers view the company as a total integrated solution provider, not a software vendor. The company’s marketing approach focuses on providing customers one-stop shopping for their information technology solution. The company provides hardware, hardware installation services and hardware maintenance, as well as network services, in addition to software and software-related services. This approach provides a “one stop shop” to customers for all their IT requirements and provides one point of contact when these IT requirements necessitate attention. Because the company provides more than just software, the company should apply the general revenue recognition principles of SAB Topic 13 to the company’s one-time sales unit of accounting.
Another manner in which to evaluate the appropriate accounting for the units of accounting is to evaluate the significance of the fair values of the items subject to SOP 97-2 and the items not subject to SOP 97-2. Approximately 60% of the fair values of one-time items related to software and software-related items. In the case of a lease transaction, approximately 90% of the one-time sales combined unit of accounting related to software and software-related items as the hardware element was separated according to EITF 00-21 and SFAS 13. Approximately two-thirds of Recurring Maintenance Services fair values related to software support. While a majority of fair values relate to software and software-related items, there remains a significant amount of fair values which are not software-related. Because of the significance of the fair values of non software-related items SAB Topic 13 is appropriate in the company’s circumstances.
Since both units of accounting consist of elements that are subject to SOP 97-2 and elements that are not subject to SOP 97-2 we believe that SOP 97-2 does not provide guidance regarding the appropriate revenue recognition for either of the combined units of accounting. SAB Topic 13 states that in the absence of authoritative literature addressing a specific arrangement or a specific industry, the Staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework that contain basic guidelines for revenue recognition. Therefore we concluded that the lack of specific guidance requires the company to apply the broad revenue recognition criteria in FASB Concept Statement No. 6 as interpreted by SAB Topic 13.
After considering the guidance published in the 2006 Miller Revenue Recognition Guide, the customer’s point of view and the fair values of the various deliverables, the company has concluded that the general revenue recognition principles of SAB Topic 13 should be applied to both units of accounting.
Application of a proportionate performance model is appropriate under SAB Topic 13 for service transactions. Recognizing the arrangement consideration allocated to the combined one-time sales unit of accounting as software training services are performed is appropriate under SAB Topic 13 because performance of the last deliverable, software training services, enables the combined one-time sales unit of accounting deliverables to be used by the customer for their intended purpose. This conclusion is supported by the following guidance published under, Current Accounting and Disclosure Issues in the Division of Corporation Finance, on the Staff’s website:
Nonetheless, long-term service contracts are not substantially different from other revenue arrangements. In determining whether delivery has occurred, registrants should pay careful attention to the terms of the arrangement, specifically the rights and obligations of the service provider and the customer. Provided all other revenue recognition criteria have been met, the revenue recognition method selected should reflect the pattern in which the obligations to the customer are fulfilled. [Emphasis added]
For example, in situations where a registrant cannot apply SOP 81-1 to their service contracts, a revenue recognition model that recognizes revenue as the service is performed using a proportional performance model, as contemplated by SAB Topic 13, is an often acceptable model. An output-based approach would generally be utilized. An input-based approach may be acceptable where the input measures are a reasonable surrogate for output measures. However, a cost-to-cost approach to revenue recognition is generally not appropriate outside the scope of SOP 81-1 since it rarely gives a good estimate of proportional performance.
Application of a proportionate performance method is also supported by the FASB Invitation to Comment, Accounting for Certain Service Transactions, published in October 1978. Paragraph 10 of this document states in part:
10. Revenue from service transactions should be recognized based on performance, because performance determines the extent to which the earnings process is complete or virtually complete. Performance is the execution of a defined act or acts or occurs with the passage of time. Accordingly, revenue from service transactions should be recognized as follows:
(b) Proportional performance method – Performance consists of the execution of more than one act and revenue should be recognized based on the proportionate performance of each act.
Recognition of Financing Income related to Software Training Services (including the arrangement consideration related to the software element and hardware installation services)
The company further concluded it is appropriate to apply the principles in APB Opinion No. 21, Interest on Receivables and Payables (APB 21) to the receivable related to this combined unit of accounting. Paragraph 12 of APB 21 states:
When a note is exchanged for property, goods, or service in a bargained transaction entered into at arm’s length, there should be a general presumption that the rate of interest stipulated by the parties to the transaction represents fair and adequate compensation to the supplier for the use of the related funds. That presumption, however, must not permit the form of the transaction to prevail over its economic substance and thus would not apply if (1) interest is not stated, or (2) the stated interest rate is unreasonable (paragraphs 13 and 14) or (3) the stated face amount of the note is materially different from the current cash sales price for the same or similar items or from the market value of the note at the date of the transaction. In these circumstances, the note, the sales price, and the cost of the property, goods, or service exchanged for the note should be recorded at the fair value of the property, goods, or services or at an amount that reasonably approximates the market value of the note, whichever is the more clearly determinable. That amount may or may not be the same as its face amount, and any resulting discount or premium should be accounted for as an element of interest over the life of the note (paragraph 15). In the absence of established exchange prices for the related property, goods, or service or evidence of the market value of the note (paragraph 9), the present value of a note that stipulates either no interest or a rate of interest that is clearly unreasonable should be determined by discounting all future payments on the notes using an imputed rate of interest as described in paragraphs 13 and 14. This determination should be made at the time the note is issued, assumed, or acquired; any subsequent changes in prevailing interest rates should be ignored.

The company compares the interest rate implicit in the agreement to an estimated market interest rate considering current market conditions, customer creditworthiness and the company’s borrowing costs to determine whether the interest rate is unreasonable. If the interest rate appears reasonable the company determines the amount of revenue to be recognized for the combined unit of accounting based on the present value of the future payments allocated to this unit of accounting. This interest rate is used to determine the present value of the future payments allocated to this unit of accounting.
The difference between the payments allocated to this unit of accounting and the present value of those payments are recognized as interest income over the lease term in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period as required by paragraph 15 of APB 21.
Footnote 5 to SAB Topic 13 indicates that paragraphs 27 though 29 of SOP 97-2 should be considered in non-software transactions in which the risk of technological obsolescence is high. Therefore, even though we have concluded that SOP 97-2 does not apply to our combined units of accounting we still considered this guidance. Paragraphs 27 through 29 of SOP 97-2 states that a vendor may be required to recognize revenue related to software arrangements as payments become due (rather than upon delivery) if payment terms are considered extended. Furthermore, paragraph 28 states that there is a presumption that the fee in a software arrangement is not fixed and determinable if payment terms extend beyond one year. Since the company’s leasing arrangements provide customers with payment terms of more than one year, the company evaluated whether the presumption that the fee is not fixed or determinable could be overcome. SOP 97-2, paragraph 28 states that the presumption that a software license fee is not fixed and determinable (because a portion of the payment is not due until more than twelve months after delivery) may be overcome by evidence that the vendor has a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms without making concessions. In such a situation, a vendor should recognize revenue upon delivery of software, provided all other conditions for revenue recognition have been satisfied. TPA 5100.57 provides guidance regarding the development of a history to overcome the presumption that a fee is not fixed or determinable when extended payment terms are present. The company previously provided the following information to the Staff to support its conclusion that it has a history of successfully collecting under its extended payment term arrangements and therefore, the presumption that a fee is not fixed and determinable is overcome. Accordingly, it is appropriate to recognize revenue when all other revenue recognition criteria are met even though payments are not yet due.
The Company began financing software license fees in 1981 and has a long history of collecting these receivables without making concessions. The Company has considered the factors listed in TPA 5100.57 in determining that its software license fees are fixed and determinable.
•	Type or Class of Customer: The Company finances software licenses to automobile dealers and has done so since 1981. The consistency of the class of customer makes past collection history relevant.

•	Types of Products: The Company’s software solutions are used by its customers to process information necessary to operate an automobile dealership. The company has provided this type of software to automobile dealers since the 1960s. The consistency of the types of products makes past collection history relevant.

•	Stage of Product Life Cycle: The Company’s primary dealer management system is well established and used by about 10,000 automobile dealerships. The Company continually develops new applications that integrate with the core system. The relatively small number of new applications in relation to the established products does not change the overall risk of concession.

•	Elements Included in the Arrangement: There are no significant differences in the type and nature of elements included in the arrangement. There are no significant rights to services or discounts on future products included in the Company’s standard contracts. The Company typically uses standard contracts in conducting business with its customers.

•	Length of Payment Terms: The Company has for more than 20 years consistently offered financing contracts, generally with five year terms.

•	Economics of License Arrangements: The overall economics and term of the license arrangement have remained consistent. The Company’s business model has remained consistent for many years. The Company finances the sale of hardware, software licenses, hardware installation services and software training services. Terms of the financing arrangements are typically five years with market based interest rates. The Company has a strong history of collecting outstanding finance receivable balances without making concessions.
Applying this guidance to the sample transaction, the company would record revenues associated with this combined unit of accounting of $31,319 (see page 22). This amount represents the present value of the future payments allocated to this combined unit of accounting, determined using an 8.1 percent interest rate. This revenue would be recorded as the software training services are performed. The difference between the gross payments allocated to this unit of accounting and the present value of such payments of $6,294 (See page 22) should be recognized over the lease term using the effective interest rate method.
Recurring Maintenance Services
This unit of accounting consists of Hardware Maintenance subject to FTB 90-1 and Software Support subject to SOP 97-2. The initial term for both these elements is the same and commences on the same date after completion of the software training services.
Paragraph 3 of FTB 90-1 addresses the accounting for hardware maintenance services and states:
Revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Paragraph 57 of SOP 97-2 addresses the accounting for software support services and states in part:
The portion of the fee allocated to PCS should be recognized as revenue ratably over the term of the PCS arrangement, because the PCS services are assumed to be provided ratably.
The guidance in Question 2 of Section 3.f of SAB Topic 13, states in part:
The Staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. [Footnote reference omitted]
The company does not have evidence that would indicate the Recurring Maintenance Services are performed on a basis other than straight-line.
The company concluded that the Recurring Maintenance Services unit of accounting should be accounted for under the general revenue recognition principles of SAB Topic 13 because this bundled group of elements does not fall entirely within the scope of either SOP 97-2 or FTB 90-1 (See the discussion of the applicability of SAB Topic 13 in the Revenue Recognition for Software Training Services section on pages 24-25.). The timing of revenue recognition for Recurring Maintenance Services is the same under SAB Topic 13, SOP 97-2 and FTB 90-1.
Accordingly, the company concluded that the revenue related to the Recurring Maintenance Services should be recognized on a straight-line basis over the service period, which commences upon completion of the software training services.
In the sample transaction described above the total amount allocated to the Recurring Maintenance Services of $71,700 (See page 22) would be recognized on a straight-basis over the 60 month initial service period. That is, $1,195 per month.
Summary
In summary, application of the above described revenue recognition model would result in revenue allocated to each unit of accounting and recognized as follows:

	Amount
Unit of Accounting	Allocated	Period or Timing of Recognition
SFAS 13 Elements:
Hardware	$33,913	Upon commencement of lease term.
Financing income	$6,954	Effective interest rate method over lease term (60 months)
Non SFAS 13 Elements:
Software	—	N/A
Hardware installation services	—	N/A
Software training services[11]	$31,319	As services are performed
Financing income	$6,294	Effective interest rate method over lease term (60 months)
Recurring Maintenance Services	$71,700	Straight line over the maintenance period (60 months)
In our pre-October 2004 arrangements, which are cancelable at any time with 60-days written notice, the application of the above described revenue recognition model would result in revenue allocated to each unit of accounting and recognized as follows:

	Amount
Unit of Accounting	Allocated	Period or Timing of Recognition
SFAS 13 Elements:
Hardware	$33,012	Upon commencement of lease term.
Financing income	$6,709	Effective interest rate method over lease term (60 months)
Non SFAS 13 Elements:
Software	—	N/A
Hardware installation services	—	N/A
Software training services[12]	$32,220	As services are performed
Financing income	$6,539	Effective interest rate method over lease term (60 months)
Recurring Maintenance Services	$2,390	Straight line over the maintenance period (2 months)
9. ANALYSIS OF CASH SALES TRANSACTIONS
The company may finance the sale of its products and services to customers using a lease transaction to finance a customer’s acquisition of hardware, software, hardware installation services and software training services. However, the financing arrangements are at the customer’s option and the company does not require customers to enter into a leasing arrangement. In transactions that do not include a lease, the company delivers the same solutions to the same types of customers, follows the same implementation schedule and follows the same pricing methodology as in the transactions previously discussed. There is no difference between

[11]	Includes revenue otherwise allocable to software and hardware installation services.

[12]	Includes revenue otherwise allocable to software and hardware installation services.

cash and lease transactions, except that the company receives cash sooner than when financing is provided.
The company’s accounting and revenue recognition is affected by a customer’s decision to pay cash instead of financing the purchase with a lease. When a customer pays cash, there is no lease transaction that requires bifurcation under paragraph 4(a)(ii) of EITF 00-21. That is, if the hardware element of our arrangements is not subject to a lease, the criteria of paragraph 9 of EITF 00-21 have to be met in order to account for the hardware element as a separate unit of accounting. Whereas under a transaction subject to a lease the hardware leasing element has to be accounted for separately irrespective of whether the criteria of paragraph 9 of EITF 00-21 has been met.
Hardware and Software
Upon delivery of the hardware and software, the company evaluated whether the combined hardware and software element qualifies as a separate unit of accounting on a combined basis under paragraph 9 of EITF 00-21. The company concluded that the combined hardware and software element does not qualify as a separate unit of accounting because all the criteria in paragraph 9 of EITF 00-21 have not been met. Specifically, criterion (a) of paragraph 9 of EITF 00-21 is not met. The hardware element has standalone value as defined in paragraph 9(a) of EITF 00-21 in that similar computer hardware is provided separately by other vendors. However, the software element does not have standalone value because it is never sold separately by the company or any other vendor. Additionally, the software license agreements are not assignable (i.e., the customer cannot resell the software). The company also considered Question 9(a)-3 from Ernst & Young’s publication, entitled, Revenue Arrangements with Multiple Deliverables – EITF 00-21. The company does not believe that the delivered item (i.e. software) can be used by the customer for its intended purpose without receipt of the undelivered items (i.e. hardware installation services and software training services). Therefore, the company affirmed its conclusion that the software element does not have standalone value and concluded that the combined hardware and software element does not have standalone value, because the software element does not have standalone value, and therefore does not qualify as a separate unit of accounting..
Hardware Installation Services
The next deliverable, after delivery of the hardware and software, is the hardware installation services. Therefore, the company evaluated whether the combined hardware element, software element and hardware installation services qualify as a separate unit of accounting on a combined basis under paragraph 9 of EITF 00-21. The company concluded that the combined software element and hardware installation services do not qualify as a separate unit of accounting because all three criteria in paragraph 9 of EITF 00-21 have not been met. Specifically, criterion (a) of paragraph 9 of EITF 00-21 is not met. That is, the software does not have standalone value as previously discussed. Similar computer hardware is provided separately by other vendors. Similar hardware installation services are also provided separately by other vendors as evidenced by the fact that the company has in the past utilized other vendors to provide the hardware installation services to its customers and the company has been able to obtain price quotes from other vendors for similar services. However, the combined delivered items (i.e. hardware, software and hardware installation services) cannot be used by the customer for its intended purpose because software training services have not yet been received. Therefore, hardware, software and hardware installation services do not qualify as a separate unit of accounting on a combined basis.
Software Training Services
The next deliverable, after completion of the hardware installation services, is performance of the software training services. Therefore, the company evaluated whether the combined hardware element, software element, hardware installation services and software training services qualify as a separate unit of accounting on a combined basis under paragraph 9 of EITF 00-21. The company concluded that the combined hardware element, software element, hardware installation services and software training services do qualify as a separate unit of accounting on a combined basis because all three criteria of paragraph 9 of EITF 00-21 have been met. Specifically, similar computer hardware is provided separately by other vendors, other vendors sell hardware installation services and software training services separately as evidenced by the price quotes obtained from other vendors. Also, the company has been able to establish fair value of the Recurring Maintenance Services as a combined element (see Recurring Maintenance Services on page 15). The company’s customers are also not granted any general return rights. While the software element is not sold separately, as previously discussed, the company believes that once the software training services have been delivered, the software can be used by customers for its intended purpose without the receipt of the undelivered items (i.e. optional Recurring Maintenance Services). Therefore, the combined hardware element, software element, hardware installation services and software training services qualify as a separate combined unit of accounting under EITF 00-21.
The remainder of the EITF 00-21 analysis is consistent with the analysis described above for transactions which include a lease. The conclusions reached under the EITF 00-21 analysis include the following:
•	All revenues are allocated to the one-time sales combined unit of accounting (hardware, software, hardware installation services and software training services) and Recurring Maintenance Services.

•	The fair value of the Recurring Maintenance Services is recognized separately from the combined one-time sales unit of accounting. The allocation of revenue to the combined one-time sales unit of accounting is determined based on the residual method.
The basis for these conclusions is similar to those discussed in the analysis of a transaction that includes a lease.
Effectively all revenues other than the fair value of Recurring Maintenance Services are allocated to the combined one-time sales unit of accounting. The analysis of the facts and circumstances regarding this conclusion are the same as those previously discussed for the combined unit of accounting for software, hardware installation services and software training services described in a transaction involving a lease. The only difference is that hardware is now also a part of the combined unit of accounting.
Revenues for the combined unit of accounting (hardware, software, hardware installation services and software training services) are recognized as software training services are performed.
Applying this guidance to the sample transaction, the company would allocate the total arrangement consideration including the Recurring Maintenance Services between the Recurring Maintenance Services and the combined unit of accounting (consisting of hardware, software, hardware installation services and software training services) using the residual method because the company does not have objective and reliable evidence of fair values for all elements (See the discussion under the Software section on page 20). Therefore, $71,700 (See page 8) would be allocated to the Recurring Maintenance Services and the residual of $65,232 (See page 8) would be allocated to the combined unit of accounting. The revenue allocated to the combined unit of accounting would be recognized as software training services are performed. The Recurring Maintenance Services Revenue will be recognized ratably over the initial maintenance term of 60 months. That is, $1,195 per month.
10. COMPARISON TO EXISTING REVENUE RECOGNITION POLICY
After completing the above analysis, the company identified the following differences from its existing revenue recognition policy.
1.	In a transaction containing a lease arrangement:
a.	The company should allocate arrangement consideration on a relative fair value basis to determine the allocation of revenue between leasing and non-leasing elements. Under the company’s existing revenue recognition policy it allocated revenue to the leased hardware in an amount equal to the cost of the related equipment.

b.	The company should record hardware revenue upon commencement of the lease. (which is after completion of software training services). Under the company’s existing revenue recognition policy the company recorded its hardware revenue upon shipment of the hardware.
2.	In a cash sale transaction, the company should combine the hardware element with the software, hardware installation services and software training services and recognize the combined revenue as software training services are performed. Under the company’s existing revenue recognition policy the company accounted for the hardware element as a separate unit of accounting and recognized revenue equal to the cost of hardware upon shipment of the hardware.

3.	For periods subsequent to September 2004, the company should allocate revenue from one-time elements to Recurring Maintenance Services in instances when the Recurring Maintenance Services stated sales price did not fall within management’s pre-defined reasonable range used to determine fair value of Recurring Maintenance Services. Under the company’s existing revenue recognition policy, the company recorded all one-time revenue separate from Recurring Maintenance Services revenues, and recorded all Recurring Maintenance Services revenues at an amount equal to the invoice price of Recurring Maintenance Services, even in situations where such price was below the range of prices used to determine fair value.
11. OVERALL IMPACT
The estimated effect of the proposed change to the company’s revenue recognition policy on prior revenues, net income and key balance sheet accounts is included on pages 36 to 39. The company does not believe that there will be any change to cash flows from operating activities, investing activities or financing activities as a result of the proposed changes to its revenue recognition policy.
The company’s evaluation as to whether these changes are material to its financial statements is contained in a separate SAB 99 memo.
The company has reviewed this memorandum with its Audit Committee. The company has also reviewed this memorandum with its independent registered public accounting firm, Deloitte & Touche LLP, which concurs with the company’s proposed revenue recognition policy.

Estimate of Revenue Effect
of Change in Revenue Recognition Policy
(Dollars in thousands)

		Estimate of	Estimate of	%
	As	Increase	As	Increase
Fiscal Period	Reported	(Decrease)	Adjusted	(Decrease)
Fiscal Year Ended 9/30/00	$954,687	$176	$954,863	0.0%
Fiscal Year Ended 9/30/01	$1,004,012	$323	$1,004,335	0.0%
Fiscal Year Ended 9/30/02	$992,383	($381)	$992,002	0.0%
Fiscal Year Ended 9/30/03	$1,008,245	($3,663)	$1,004,582	-0.4%
Fiscal Year Ended 9/30/04	$982,241	$14,747	$996,988	1.5%
Fiscal Year Ended 9/30/05	$982,054	($2,208)	$979,846	-0.2%
Fiscal Year 2000 by Quarter
Quarter Ended 12/31/99	$228,627	$1,129	$229,756	0.5%
Quarter Ended 3/31/00	$228,387	$273	$228,660	0.1%
Quarter Ended 6/30/00	$243,316	$294	$243,610	0.1%
Quarter Ended 9/30/00	$254,357	($1,520)	$252,837	-0.6%
Fiscal Year 2001 by Quarter
Quarter Ended 12/31/00	$251,734	$1,977	$253,711	0.8%
Quarter Ended 3/31/01	$250,094	($430)	$249,664	-0.2%
Quarter Ended 6/30/01	$250,450	$603	$251,053	0.2%
Quarter Ended 9/30/01	$251,734	($1,827)	$249,907	-0.7%
Fiscal Year 2002 by Quarter
Quarter Ended 12/31/01	$240,109	$5,078	$245,187	2.1%
Quarter Ended 3/31/02	$245,002	$637	$245,639	0.3%
Quarter Ended 6/30/02	$250,568	($1,672)	$248,896	-0.7%
Quarter Ended 9/30/02	$256,704	($4,424)	$252,280	-1.7%
Fiscal Year 2003 by Quarter
Quarter Ended 12/31/02	$246,648	$954	$247,602	0.4%
Quarter Ended 3/31/03	$255,099	($5,456)	$249,643	-2.1%
Quarter Ended 6/30/03	$250,405	$1,684	$252,089	0.7%
Quarter Ended 9/30/03	$256,093	($845)	$255,248	-0.3%
Fiscal Year 2004 by Quarter
Quarter Ended 12/31/03	$248,403	$4,418	$252,821	1.8%
Quarter Ended 3/31/04	$249,492	$7,971	$257,463	3.2%
Quarter Ended 6/30/04	$242,830	$698	$243,528	0.3%
Quarter Ended 9/30/04	$241,516	$1,660	$243,176	0.7%
Fiscal Year 2005 by Quarter
Quarter Ended 12/31/04	$239,322	$496	$239,818	0.2%
Quarter Ended 3/31/05	$250,615	($1,641)	$248,974	-0.7%
Quarter Ended 6/30/05	$246,525	($163)	$246,362	-0.1%
Quarter Ended 9/30/05	$245,592	($900)	$244,692	-0.4%

Estimate of Net Income Effect
of Change to Revenue Recognition Policy
(Dollars in thousands)

		Estimate of	Estimate of	%
	As	Increase	As	Increase
Fiscal Period	Reported	(Decrease)	Adjusted	(Decrease)

Fiscal Year Ended 9/30/00	$116,596	($2,332)	$114,264	-2.0%
Fiscal Year Ended 9/30/01	$99,557	($391)	$99,166	-0.4%
Fiscal Year Ended 9/30/02	$67,449	$378	$67,827	0.6%
Fiscal Year Ended 9/30/03	$109,800	($1,041)	$108,759	-0.9%
Fiscal Year Ended 9/30/04	$92,643	$3,097	$95,740	3.3%
Fiscal Year Ended 9/30/05	$33,347	($884)	$32,463	-2.7%
Fiscal Year 2000 by Quarter
Quarter Ended 12/31/99	$31,300	($1,205)	$30,095	-3.8%
Quarter Ended 3/31/00	$32,968	($1,168)	$31,800	-3.5%
Quarter Ended 6/30/00	$25,293	$218	$25,511	0.9%
Quarter Ended 9/30/00	$27,035	($177)	$26,858	-0.7%
Fiscal Year 2001 by Quarter
Quarter Ended 12/31/00	$23,879	$72	$23,951	0.3%
Quarter Ended 3/31/01	$23,822	$408	$24,230	1.7%
Quarter Ended 6/30/01	$24,719	($488)	$24,231	-2.0%
Quarter Ended 9/30/01	$27,137	($383)	$26,754	-1.4%
Fiscal Year 2002 by Quarter
Quarter Ended 12/31/01	($14,693)	$1,282	($13,411)	-8.7%
Quarter Ended 3/31/02	$26,518	($614)	$25,904	-2.3%
Quarter Ended 6/30/02	$27,803	$423	$28,226	1.5%
Quarter Ended 9/30/02	$27,821	($713)	$27,108	-2.6%
Fiscal Year 2003 by Quarter
Quarter Ended 12/31/02	$25,573	$335	$25,908	1.3%
Quarter Ended 3/31/03	$26,990	($1,902)	$25,088	-7.0%
Quarter Ended 6/30/03	$26,205	$434	$26,639	1.7%
Quarter Ended 9/30/03	$31,032	$92	$31,124	0.3%
Fiscal Year 2004 by Quarter
Quarter Ended 12/31/03	$23,822	$505	$24,327	2.1%
Quarter Ended 3/31/04	$26,357	$1,195	$27,552	4.5%
Quarter Ended 6/30/04	$22,019	$531	$22,550	2.4%
Quarter Ended 9/30/04	$20,445	$866	$21,311	4.2%
Fiscal Year 2005 by Quarter
Quarter Ended 12/31/04	$21,354	($317)	$21,037	-1.5%
Quarter Ended 3/31/05	$22,570	($621)	$21,949	-2.8%
Quarter Ended 6/30/05	$23,796	$69	$23,865	0.3%
Quarter Ended 9/30/05	($34,373)	($15)	($34,388)	0.0%

Estimate of Balance Sheet Effect
of Change in Revenue Recognition Policy
(Dollars in thousands)

						Change
				% Increase	Total	as a
		Estimate of	Estimate of	(Decrease)	Assets	% of Total
	As	Increase	As	from	or	Assets or
Fiscal Period	Reported	(Decrease)	Adjusted	Reported	Liabilities	Liabilities
Other Current Assets (including Deferred Costs)
As of September 30, 2002	$16,645	$17,976	$34,621	108.0%	$1,090,119	1.6%
As of September 30, 2003	$19,890	$19,906	$39,796	100.1%	$1,092,653	1.8%
As of September 30, 2004	$25,126	$10,215	$35,341	40.7%	$1,026,757	1.0%
As of September 30, 2005	$28,940	$10,916	$39,856	37.7%	$944,414	1.2%
Fiscal Year 2004 by Quarter
As of December 31, 2003	$23,417	$16,313	$39,730	69.7%	$1,104,660	1.5%
As of March 31, 2004	$26,480	$10,294	$36,774	38.9%	$1,075,858	1.0%
As of June 30, 2004	$25,655	$10,463	$36,118	40.8%	$1,049,843	1.0%
Fiscal Year 2005 by Quarter
As of December 31, 2004	$27,812	$9,208	$37,020	33.1%	$1,036,195	0.9%
As of March 31, 2005	$25,584	$9,838	$35,422	38.5%	$1,033,737	1.0%
As of June 30, 2005	$25,028	$10,114	$35,142	40.4%	$1,015,717	1.0%

Deferred Revenues
As of September 30, 2002	$24,404	$23,034	$47,438	94.4%	$617,099	3.7%
As of September 30, 2003	$33,704	$26,697	$60,401	79.2%	$617,742	4.3%
As of September 30, 2004	$27,871	$11,951	$39,822	42.9%	$556,940	2.1%
As of September 30, 2005	$29,009	$11,558	$40,567	39.8%	$560,161	2.1%
Fiscal Year 2004 by Quarter
As of December 31, 2003	$31,606	$22,278	$53,884	70.5%	$629,160	3.5%
As of March 31, 2004	$30,674	$14,308	$44,982	46.6%	$621,935	2.3%
As of June 30, 2004	$29,466	$13,610	$43,076	46.2%	$592,670	2.3%
Fiscal Year 2005 by Quarter
As of December 31, 2004	$31,157	$11,085	$42,242	35.6%	$564,445	2.0%
As of March 31, 2005	$30,677	$11,938	$42,615	38.9%	$568,312	2.1%
As of June 30, 2005	$28,663	$11,439	$40,102	39.9%	$560,217	2.0%

Estimate of Balance Sheet Effect
of Change in Revenue Recognition Policy
(Dollars in thousands)

				% Increase		Change
		Estimate of	Estimate of	(Decrease)		as a
	As	Increase	As	from	Total	% of Total
Fiscal Period	Reported	(Decrease)	Adjusted	Reported	Liabilities	Liabilities
Other Liabilities
As of September 30, 2002	$96,488	$0	$96,488	0.0%	$617,099	0.0%
As of September 30, 2003	$118,451	$0	$118,451	0.0%	$617,742	0.0%
As of September 30, 2004	$81,983	$0	$81,983	0.0%	$556,940	0.0%
As of September 30, 2005	$100,167	$2,599	$102,766	2.6%	$560,161	0.5%
Fiscal Year 2004 by Quarter
As of December 31, 2003	$122,611	$0	$122,611	0.0%	$629,160	0.0%
As of March 31, 2004	$124,907	$0	$124,907	0.0%	$621,935	0.0%
As of June 30, 2004	$124,542	$0	$124,542	0.0%	$592,670	0.0%
Fiscal Year 2005 by Quarter
As of December 31, 2004	$85,673	$369	$86,042	0.4%	$564,445	0.1%
As of March 31, 2005	$84,227	$1,155	$85,382	1.4%	$568,312	0.2%
As of June 30, 2005	$88,649	$1,816	$90,465	2.0%	$560,217	0.3%

Shareholders’ Equity
As of September 30, 2002	$473,020	($3,027)	$469,993	-0.6%
As of September 30, 2003	$474,911	($4,068)	$470,843	-0.9%
As of September 30, 2004	$469,817	($971)	$468,846	-0.2%
As of September 30, 2005	$384,253	($1,855)	$382,398	-0.5%
Fiscal Year 2004 by Quarter
As of December 31, 2003	$475,500	($3,563)	$471,937	-0.7%
As of March 31, 2004	$453,924	($2,368)	$451,556	-0.5%
As of June 30, 2004	$457,173	($1,837)	$455,336	-0.4%
Fiscal Year 2005 by Quarter
As of December 31, 2004	$471,751	($1,288)	$470,463	-0.3%
As of March 31, 2005	$465,425	($1,909)	$463,516	-0.4%
As of June 30, 2005	$455,500	($1,840)	$453,660	-0.4%

Existing Revenue Recognition Policy

Proposed Revenue Recognition Policy Footnote
Revenue Recognition
Automotive Solutions
Revenues from the company’s multiple element arrangements are primarily accounted for in accordance with the general revenue recognition provisions of Staff Accounting Bulletin Topic 13. The company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. The company’s multiple element arrangements include computer hardware, software licenses, hardware installation services, software training services and recurring maintenance services (which consist of hardware maintenance and software support). The company applies the guidance of Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” to determine its units of accounting and to allocate revenue among those units of accounting.
In a transaction containing a sales-type lease, hardware revenues are recognized at the present value of the payments allocated to the hardware lease element upon the commencement of the lease (when software training services have been performed). Revenues for software, hardware installation services and software training services are recognized, as a combined unit of accounting, as software training services are performed.
In a transaction that does not contain a lease, revenues for hardware, software, hardware installation services and software training services are recognized, as a combined unit of accounting, as software training services are performed.
Recurring maintenance services are recognized ratably over the contract period as services are performed.
Software revenues which do not meet the criteria set forth in EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” are considered service revenues and are recorded ratably over the contract period as services are provided.
Consulting revenues are recorded over the period that services are performed. The company also provides certain transaction-based services for which it records revenues once services have been performed. Sales of documents products are recorded upon shipment, as title passes to customers.
Financial Services
Financial Services revenues consist primarily of interest earned on financing the company’s computer systems sales. Revenues are recognized over the lives of financing contracts, generally five years, using the effective interest method.